INVITATION

ON

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (“AGMS”)

AND

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS (“EGMS”)

The Board of Directors of PT Indosat Tbk (“Company”) hereby invites the shareholders of the Company to attend the Company’s AGMS and EGMS of the Company, which will be held on:

Date

:

Thursday, June 11, 2009

Time

:

1.00 p.m. local time till end.

Venue

:

Indosat Auditorium,

Indosat Building

Jl. Medan Merdeka Barat No. 21

Jakarta 10110

With the following agenda:

AGMS

1.

To approve the annual report and to ratify the financial statements of the Company for the financial year ended December 31, 2008 and thereby release and discharge the Board of Commissioners from their supervisory responsibilities and the Board of Directors from their managerial responsibilities for financial year ended December 31, 2008 to the extent that their actions are reflected in the financial statements of the Company for the financial year ended December 31, 2008 on the basis that such actions do not conflict with or violate prevailing laws and regulations.

2.

To approve the allocations of net profit for reserve funds, dividends and other purposes and to approve the determination of the amount, time and manner of payment of dividends for the financial year ended December 31, 2008.

3.

To determine the remuneration for the Board of Commissioners of the Company for 2009.

4.

To approve the appointment of the Company’s Independent Auditor for the financial year ended December 31, 2009.

5.

To approve the changes of the composition of the Board of Commissioners and/or the Board of Directors.

EGMS

To approve the amendments to the Company’s Articles of Association.

Notes:

1.

This announcement is intended as official invitation to the Company’s shareholders. The Company will not submit or send any other invitation to the shareholders.

2.

Registration desk will be opened on June 11, 2009 at 12.00 p.m. and closed at 12.45 p.m. local time. Registration may be extended, if necessary, until the commencement of the AGMS.and EGMS

3.

Shareholders who are entitled to attend the AGMS and EGMS are:

a.

For those whose shares have not been electronically registered into the Collective Custody of PT Kustodian Sentral Efek Indonesia (”PT KSEI”), only the shareholders whose names are registered in the Company’s Share Register as at 04.00 p.m. of May 26, 2009, or their authorized representative.

b.

For those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities company as at 04.00 p.m. of May 26, 2009, or their authorized representatives.

4

Shareholders who are not able to attend the AGMS and EGMS could appoint an authorized representative by assigning a Power of Attorney, with the condition that member of the Board of Directors, Board of Commissioners and employees of the Company are not eligible to act as an authorized representative at the AGMS and EGMS and any of their voting rights in the AGMS and EGMS will be deemed void and invalid.

5

The shareholders or their authorized representatives who will attend the AGMS and EGMS should present a copy of his or her Personal Identification or other identifications (ID) during registration. Shareholders whose shares are registered in the collective custody of PT KSEI, are expected to present written confirmation for AGMS and EGMS (KTUR) available from the custodian bank or securities company.

6

Form of the Power of Attorney can be obtained through the Investor Relations Division, 2nd floor Gedung Indosat, Jl. Medan Merdeka Barat No. 21, Jakarta 10110 from May 28, 2009 up to June 5, 2009, during office hours.

7.

The duly executed Power of Attorney is expected to be received by the Company’s Board of Directors through the Investor Relations Division no later than June 8, 2009 at 04.00 p.m. (local time).

8.

Material related to the AGMS and EGMS agenda are available for inspection at the Investor Relations Division starting from the date of this invitation, during office hours. If required, the document can be obtained by submitting a written request to the Investor Relations Division.

9.

For your convenience the shareholders or authorized representatives who intend to attend the AGMS and EGMS, are kindly requested to notify the Investor Relations Division through:

telephone no.  (021) 386 9402 & (021) 386 9403

fax no. (021) 386 4673 & (021) 380 4045.

10.

The shareholders or their authorized representatives are kindly requested to present 30 (thirty) minutes prior to the AGMS and EGMS.

Jakarta, May 27, 2009

PT INDOSAT Tbk

The Board of Directors